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                           March 4, 2021

       Robert Rozek
       Chief Financial Officer
       Korn Ferry
       1900 Avenue of the Stars, Suite 2600
       Los Angeles, California 90067

                                                        Re: Korn Ferry
                                                            Form 10-K for the
Fiscal Year Ended April 30, 2020
                                                            Filed July 15, 2020
                                                            Correspondence
filed February 8, 2021
                                                            File No. 001-14505

       Dear Mr. Rozek:

               We have reviewed your February 8, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       February 2, 2021 letter.

       Form 10-K for the Fiscal Year Ended April 30, 2020

       Consolidated Financial Statements
       Note 11. Segments, page F-38

   1. In our February 26, 2021 phone conference, you indicated that your CODM and Board of
                                                        Directors regularly
receive segment operating income information. Please describe the segment financial
information regularly received by your CODM and Board of Directors, how frequently it is
received and how the various segment measures in the financial information received
are used by the CODM and Board of Directors. For any segment measure received, but
not used by the CODM and/or Board of Directors, also explain the reason(s) why it is not
used.
 Robert Rozek
Korn Ferry
March 4, 2021
Page 2

       You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769, if you
have any questions.



FirstName LastNameRobert Rozek                           Sincerely,
Comapany NameKorn Ferry
                                                         Division of
Corporation Finance
March 4, 2021 Page 2                                     Office of Trade &
Services
FirstName LastName